UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934



Sprott Physical Gold Trust
(Name of Issuer)

Units
(Title of Class of Securities)

85207H104
(CUSIP Number)


Eric S. Sprott
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 943-6420
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2010
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).



1.   NAMES OF REPORTING PERSONS
     Eric S. Sprott

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Not Applicable

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   SOURCE OF FUNDS
     PF
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)				      [ ]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
________________________________________________________________________________


NUMBER OF      7.   SOLE VOTING POWER

   SHARES             6,000,000
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY            2,000,000
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING           6,000,000
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH              2,000,000
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     18.1% (44,250,000 units of the Trust were issued and outstanding as of March 25, 2010)
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________




Item 1. Security and Issuer.

	This Schedule 13D relates to units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada (the Trust), whose principal executive offices are located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

Item 2. Identity and Background.

(a)	Eric S. Sprott

(b)	c/o Sprott Asset Management LP, Suite 2700, South Tower, Royal Bank Plaza,
	200 Bay Street, Toronto, Ontario, Canada M5J 2J1

(c)	Chief Executive Officer of Sprott Asset Management LP, Suite 2700,
	South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario,
	Canada M5J 2J1, which serves as manager of the Trust, and Chief Executive Officer of Sprott Asset Management GP Inc., Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, the general partner of the manager of the Trust

(d)	Mr. Sprott has not, during the last five years, been convicted in a
	criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Sprott has not, during the last five years, been a party to a civil
	proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration.

	In a public offering of units of the Trust that closed on March 3, 2010, Mr. Sprott acquired 8,000,000 units. The aggregate amount paid by Mr. Sprott from his personal funds for the units was $80,000,000.

Item 4. Purpose of Transaction.
	The units acquired by Mr. Sprott were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(i)(a)	Mr. Sprott is the beneficial owner of 8,000,000 units, or 18.1% of the
	outstanding units of the Trust as of March 25, 2010.

(b)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote: 6,000,000 units.
	(ii) Shared power to vote or to direct the vote: 2,000,000 units.
	(iii) Sole power to dispose or to direct the disposition: 6,000,000 units.
	(iv) Shared power to dispose or to direct the disposition: 2,000,000 units.

(c)	Except as described in Item 3 above, Mr. Sprott did not effect any
	transactions in the Trust units during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
	None.

Item 7. Material to be Filed as Exhibits.
	None.



				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATE:	 May 10, 2010



					  /s/ Eric S. Sprott
                                         _____________________
					     Eric S. Sprott